Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio)

	For the Year Ended December 31,					Three Months Ended March 31, 2007
	2002	2003	2004	2005	2006
	(in thousands)
Net Loss	$(21,769)	$(5,508)	$(81,430)	$(37,586)	$(38,703)	$(13,800)
Add: Fixed Charges	423	141	34	60	624	300

Adjusted Earnings	$(21,346)	$(5,367)	$(81,396)	$(37,526)	$(38,079)	$(13,500)

Fixed Charges:
Interest Expense	$423	$141	$34	$60	$624	$300

Total Fixed Charges	$423	$141	$34	$60	$624	$300

Ratio (1)	—	—	—	—	—	—

(1)	Adjusted earnings, as described above, were insufficient to cover fixed charges in each period. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.